UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 12, 2006**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On December 12, 2006, Pepco Holdings, Inc. (the "Company") entered into a Note Purchase Agreement (the "Purchase Agreement") with the purchasers named in Schedule A of the Purchase Agreement for the offer and sale of $200,000,000 in aggregate principal amount of 5.90% Notes due December 12, 2016 (the "2016 Notes") and $200,000,000 in aggregate principal amount of 6.00% Notes due April 26, 2019 (the "2019 Notes" and together with the 2016 Notes, the "Notes"). The closing of the offering of the 2016 Notes occurred on December 12, 2006, and the closing of the offering of the 2019 Notes is scheduled to occur on April 26, 2007 or on such earlier business day designated by the Company on ten business days' notice to the purchasers of the 2019 Notes. The 2016 Notes and the 2019 Notes have been offered and sold without registration under the Securities Act of 1933, as amended, in reliance on the exemption afforded by Section 4(2).

The Purchase Agreement is filed herewith as Exhibit 1 and the forms of the 2016 Notes and the 2019 Notes are filed herewith as Exhibits 4.1 and 4.2, respectively. The 2016 Notes were, and the 2019 Notes will be, issued under the Indenture, dated as of September 6, 2002, between the Company and The Bank of New York, as trustee.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits

Exhibit No.	Description of Exhibit
1	Note Purchase Agreement, dated December 12, 2006, among the Company and the purchasers named in Schedule A thereto
4.1	Form of 5.90% Note due December 12, 2016 (included in Exhibit 1)
4.2	Form of 6.00% Note due April 26, 2019 (included in Exhibit 1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date   December 12, 2006   /s/ JOSEPH M. RIGBY
Name: Joseph M. Rigby
Title: Senior Vice President
and Chief Financial Officer